Exhibit 2

COLLIERS INTERNATIONAL

GROUP INC.

CONSOLIDATED FINANCIAL STATEMENTS

Year ended

December 31, 2019

COLLIERS INTERNATIONAL GROUP INC.

MANAGEMENT’S REPORT

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL STATEMENTS

The accompanying consolidated financial statements and management discussion and analysis (“MD&A”) of Colliers International Group Inc. (“Colliers” or the “Company”) and all information in this annual report are the responsibility of management and have been approved by the Board of Directors.

The consolidated financial statements have been prepared by management in accordance with accounting principles generally accepted in the United States of America using the best estimates and judgments of management, where appropriate. The most significant of these accounting principles are set out in Note 2 to the consolidated financial statements. Management has prepared the financial information presented elsewhere in this annual report and has ensured that it is consistent with the consolidated financial statements.

The MD&A has been prepared in accordance with National Instrument 51-102 of the Canadian Securities Administrators, taking into consideration other relevant guidance, including Regulation S-K of the US Securities and Exchange Commission.

The Board of Directors of the Company has an Audit & Risk Committee consisting of four independent directors. The Audit & Risk Committee meets regularly to review with management and the independent auditors any significant accounting, internal control, auditing and financial reporting matters.

These consolidated financial statements have been audited by PricewaterhouseCoopers LLP, which have been appointed as the independent registered public accounting firm of the Company by the shareholders. Their report outlines the scope of their examination and opinion on the consolidated financial statements. As auditors, PricewaterhouseCoopers LLP have full and independent access to the Audit & Risk Committee to discuss their findings.

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management is responsible for establishing and maintaining adequate internal control over financial reporting for the Company. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

Due to its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of its effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management has excluded four individually insignificant entities acquired by the Company during the last fiscal period from its assessment of internal control over financial reporting as at December 31, 2019. The total assets and total revenues of the four majority-owned entities represent 1.7% and 2.5%, respectively, of the related consolidated financial statement amounts as at and for the year ended December 31, 2019.

Management has assessed the effectiveness of the Company’s internal control over financial reporting as at December 31, 2019, based on the criteria set forth in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management has concluded that, as at December 31, 2019, the Company’s internal control over financial reporting was effective.

The effectiveness of the Company's internal control over financial reporting as at December 31, 2019, has been audited by PricewaterhouseCoopers LLP, the Company’s independent registered public accounting firm as stated in their report which appears herein.

/s/ Jay S. Hennick Chairman and Chief Executive Officer	/s/ Christian Mayer Chief Financial Officer

February 19, 2020

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of Colliers International Group Inc.

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of Colliers International Group Inc. and its subsidiaries (together, the Company) as of December 31, 2019 and 2018, and the related consolidated statements of earnings, comprehensive earnings, shareholders' equity and cash flows for the years then ended, including the related notes (collectively referred to as the consolidated financial statements). We also have audited the Company's internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2019 and 2018, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control – Integrated Framework (2013) issued by the COSO.

Change in Accounting Principle

As discussed in Note 27 to the consolidated financial statements, the Company changed the manner in which it accounts for leases in 2019.

Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's report on internal control over financial reporting. Our responsibility is to express opinions on the Company’s consolidated financial statements and on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

As described in Management’s Report on Internal Control over Financial Reporting, management has excluded four entities from its assessment of internal control over financial reporting as of December 31, 2019 because they were acquired by the Company in purchase business combinations during 2019. We have also excluded these four entities from our audit of internal control over financial reporting. These entities comprised, in the aggregate, for total assets and total revenues excluded from management’s assessment and our audit of internal control over financial reporting of approximately 1.7% and 2.5% respectively, as of and for the year ended December 31, 2019.

Definition and Limitations of Internal Control over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matters

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that (i) relates to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Revenue recognition - sales and lease brokerage revenue

As described in Notes 2 and 25 to the consolidated financial statements, the Company recognized sales brokerage revenue of $775.9 million and lease brokerage revenue of $946.4 million for the year ended December 31, 2019. Revenue is recognized upon transfer of control of promised services to customers in an amount that reflects the consideration the Company expects to receive in exchange for those services. Management has determined that control of sales brokerage services rendered transfer to a customer when a sale and purchase agreement becomes unconditional and lease brokerage services rendered transfer to a customer when a lease between landlord and tenant is executed. At these points in time the customer has received substantially all of the benefits of the services provided by the Company. Sales brokerage revenue and lease brokerage revenue arrangements may include terms that result in variability to the transaction price and ultimate revenues earned, including potentially contingent events. As described by management, generally, sales and lease brokerage revenue is constrained when it is probable that the Company may not be entitled to the total amount of the revenue under the arrangement, which is associated with the occurrence or non-occurrence of an event that is outside of the Company’s control or where the facts and circumstances of the arrangement limit the Company’s ability to predict whether this event will occur. When sales and lease brokerage revenue is constrained, revenue is not recognized until the uncertainty has been resolved. Management performs a constraint analysis for these arrangements on the basis of historical information to determine the amount the Company will ultimately be entitled to. Management used significant judgment to determine whether sales and lease brokerage revenue should be constrained and the timing of when such revenue should be recognized.

The principal considerations for our determination that performing procedures relating to sales and lease brokerage revenue recognition is a critical audit matter are (i) there was significant judgment by management in determining whether sales and lease brokerage revenue should be constrained and the timing of when such revenue should be recognized; which in turn led to (ii) significant auditor judgment, subjectivity and effort in performing procedures to evaluate audit evidence relating to management’s assessment of sales and lease brokerage revenue recognition.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to the sales and lease brokerage revenue recognition process, including controls over management’s review and approval of revenue recognition based upon the supporting evidence available for each sales and lease brokerage revenue arrangement. These procedures also included, among others, evaluating the appropriateness of management’s assessment of sales and lease brokerage revenue recognition for a sample of sales and lease brokerage revenue transactions recognized, including evaluating the contractual terms identified in the underlying brokerage transaction agreements and considering other supporting evidence such as customer or third party correspondence and cash receipts.

/s/ PricewaterhouseCoopers LLP

Chartered Professional Accountants, Licensed Public Accountants

Toronto, Canada

February 19, 2020

We have served as the Company’s auditor since 1995.

COLLIERS INTERNATIONAL GROUP INC.

CONSOLIDATED STATEMENTS OF EARNINGS

(in thousands of US dollars, except per share amounts)

Years ended December 31	2019	2018

Revenues (note 25)	$3,045,811	$2,825,427

Cost of revenues (exclusive of depreciation and amortization shown below)	1,959,544	1,817,526
Selling, general and administrative expenses	744,874	705,798
Depreciation	33,391	30,573
Amortization of intangible assets	61,273	48,157
Acquisition-related items (note 5)	28,532	21,975
Operating earnings	218,197	201,398

Interest expense, net	29,452	20,845
Other income, net (note 6)	(1,853)	(1,281)
Earnings before income tax	190,598	181,834
Income tax expense (note 18)	53,013	53,260
Net earnings	137,585	128,574

Non-controlling interest share of earnings	26,829	23,207
Non-controlling interest redemption increment (note 15)	7,853	7,709

Net earnings attributable to Company	$102,903	$97,658

Net earnings per common share (note 20)
Basic	$2.60	$2.49
Diluted	$2.57	$2.45

The accompanying notes are an integral part of these consolidated financial statements.

COLLIERS INTERNATIONAL GROUP INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE EARNINGS

(in thousands of US dollars)

Years ended December 31	2019	2018

Net earnings	$137,585	$128,574

Foreign currency translation loss	(185)	(13,087)
Unrealized (loss) / gain on interest rate swaps, net of tax	(4,073)	129
Pension liability adjustments, net of tax	(811)	1,638
Comprehensive earnings	132,516	117,254

Less: Comprehensive earnings attributable to non-controlling interests	35,559	37,657

Comprehensive earnings attributable to Company	$96,957	$79,597

The accompanying notes are an integral part of these consolidated financial statements.

COLLIERS INTERNATIONAL GROUP INC.

CONSOLIDATED BALANCE SHEETS

(in thousands of US dollars)

As at December 31	2019	2018
Assets
Current assets
Cash and cash equivalents	$114,993	$127,032
Accounts receivable, net of allowance of $9,131 (December 31, 2018 - $30,789)	393,945	455,232
Contract assets (note 25)	42,772	99,468
Income tax recoverable	10,435	13,090
Prepaid expenses and other current assets(note 7)	145,171	62,474
Real estate assets held for sale (note 4)	10,741	-
	718,057	757,296

Other receivables	16,678	12,088
Contract assets (note 25)	6,162	10,964
Other assets (note 7)	69,510	63,730
Fixed assets (note 9)	107,197	93,483
Operating lease right-of-use assets (note 8)	263,639	-
Deferred income tax, net (note 18)	37,420	34,195
Intangible assets (note 10)	477,454	497,930
Goodwill (note 11)	949,221	887,894
Real estate assets held for sale (note 4)	247,376	-
	2,174,657	1,600,284
	$2,892,714	$2,357,580

Liabilities and shareholders' equity
Current liabilities
Accounts payable and accrued expenses	$261,910	$251,375
Accrued compensation	495,374	469,563
Income tax payable	15,756	30,034
Contract liabilities (note 25)	24,133	28,773
Long-term debt - current (note 12)	4,223	1,834
Contingent acquisition consideration - current (note 22)	16,813	17,122
Operating lease liabilities (note 8)	69,866	-
Liabilities related to real estate assets held for sale (note 4)	36,191	-
	924,266	798,701

Long-term debt - non-current (note 12)	607,181	670,289
Contingent acquisition consideration (note 22)	68,180	76,743
Deferred rent	-	27,137
Operating lease liabilities (note 8)	229,224	-
Other liabilities	31,693	21,826
Deferred income tax, net (note 18)	28,018	27,550
Liabilities related to real estate assets held for sale (note 4)	127,703	-
	1,091,999	823,545
Redeemable non-controlling interests (note 15)	359,150	343,361

Shareholders' equity
Common shares (note 16)	442,153	415,805
Contributed surplus	60,706	54,717
Retained earnings (deficit)	77,181	(21,751)
Accumulated other comprehensive loss	(67,164)	(61,218)
Total Company shareholders' equity	512,876	387,553

Non-controlling interests	4,423	4,420
Total shareholders' equity	517,299	391,973
	$2,892,714	$2,357,580

Commitments and contingencies (notes 16 and 23)

The accompanying notes are an integral part of these consolidated financial statements.

On behalf of the Board of Directors,

/s/Frederick Sutherland	/s/Jay S. Hennick
Director	Director

COLLIERS INTERNATIONAL GROUP INC.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

(in thousands of US dollars, except share information)

	Common shares				Accumulated
	Issued and				other	Non-	Total
	outstanding		Contributed		comprehensive	controlling	shareholders'
	shares	Amount	surplus	Deficit	earnings (loss)	interests	equity

Balance, December 31, 2017	38,934,161	406,984	50,219	(115,489)	(43,157)	4,457	303,014

Net earnings	-	-	-	128,574	-	-	128,574
Pension liability adjustment, net of tax	-	-	-	-	1,638	-	1,638
Foreign currency translation loss	-	-	-	-	(13,087)	-	(13,087)
Unrealized gain on interest rate swaps, net of tax	-	-	-	-	129	-	129
Other comprehensive loss attributable to NCI	-	-	-	-	(6,741)	(60)	(6,801)
NCI share of earnings	-	-	-	(23,207)	-	2,717	(20,490)
NCI redemption increment	-	-	-	(7,709)	-	-	(7,709)
Distributions to NCI	-	-	-	-	-	(2,474)	(2,474)
Acquisitions of businesses, net	-	-	-	-	-	(220)	(220)

Subsidiaries’ equity transactions	-	-	(496)	-	-	-	(496)

Subordinate Voting Shares:
Stock option expense	-	-	6,394	-	-	-	6,394
Stock options exercised	278,975	8,821	(1,400)	-	-	-	7,421
Dividends	-	-	-	(3,920)	-	-	(3,920)

Balance, December 31, 2018	39,213,136	$415,805	$54,717	$(21,751)	$(61,218)	$4,420	$391,973

Net earnings	-	-	-	137,585	-	-	137,585
Pension liability adjustment, net of tax	-	-	-	-	(811)	-	(811)
Foreign currency translation loss	-	-	-	-	(185)	-	(185)
Unrealized loss on interest rate swaps, net of tax	-	-	-	-	(4,073)	-	(4,073)
Other comprehensive loss attributable to NCI	-	-	-	-	(877)	233	(644)
NCI share of earnings	-	-	-	(26,829)	-	2,270	(24,559)
NCI redemption increment	-	-	-	(7,853)	-	-	(7,853)
Distributions to NCI	-	-	-	-	-	(2,305)	(2,305)
Acquisition of businesses, net	-	-	-	-	-	(195)	(195)

Subsidiaries’ equity transactions	-	-	2,567	-	-	-	2,567

Subordinate Voting Shares:
Stock option expense	-	-	7,831	-	-	-	7,831
Stock options exercised	632,075	26,348	(4,409)	-	-	-	21,939
Dividends	-	-	-	(3,971)	-	-	(3,971)
Balance, December 31, 2019	39,845,211	$442,153	$60,706	$77,181	$(67,164)	$4,423	$517,299

The accompanying notes are an integral part of these consolidated financial statements.

COLLIERS INTERNATIONAL GROUP INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands of US dollars)

Years ended December 31	2019	2018

Cash provided by (used in)

Operating activities
Net earnings	$137,585	$128,574

Items not affecting cash:
Depreciation and amortization	94,664	78,730
Deferred income tax	(6,699)	6,137
Earnings from equity method investments	(2,065)	(1,321)
Stock option expense	7,831	6,394
Allowance for uncollectible accounts receivable	5,414	6,925
Amortization of advisor loans	20,424	17,107
Contingent consideration	22,808	10,228
Other	3,108	1,358

Net changes from operating assets / liabilities
Accounts receivable	(74,535)	(54,229)
Contract assets	1,416	3,869
Prepaid expenses and other assets	(16,116)	(8,952)
Accounts payable and accrued expenses	(8,980)	14,180
Accrued compensation	16,580	36,850
Income tax payable	(8,432)	6,761
Contract liabilities	(6,594)	6,481
Other liabilities	8,314	2,761

Contingent acquisition consideration paid	(8,928)	(4,365)
Sale proceeds from AR Facility, net of repurchases (note 13)	124,963	-
Net cash provided by operating activities	310,758	257,488

Investing activities
Acquisitions of businesses, net of cash acquired (note 3)	(80,576)	(586,242)
Disposition of business, net of cash disposed (note 3)	-	17,286
Purchases of fixed assets	(44,197)	(35,579)
Advisor loans issued	(21,457)	(23,680)
Purchase of held for sale real estate assets (note 4)	(94,223)	-
Cash collections of AR facility deferred purchase price (note 13)	28,100	-
Other investing activities	(5,915)	81
Net cash used in investing activities	(218,268)	(628,134)

Financing activities
Increase in long-term debt	585,358	985,755
Repayment of long-term debt	(644,670)	(800,032)
Issuance of senior notes	-	244,938
Purchases of subsidiary shares from non-controlling interests	(13,081)	(3,720)
Sale of interests in subsidiaries to non-controlling interests	1,601	2,389
Contingent acquisition consideration paid	(15,033)	(15,503)
Proceeds received on exercise of stock options	21,939	7,420
Dividends paid to common shareholders	(3,940)	(3,906)
Distributions paid to non-controlling interests	(31,858)	(18,871)
Financing fees paid	(1,304)	(3,242)
Net cash provided by (used in) financing activities	(100,988)	395,228

Effect of exchange rate changes on cash	(3,541)	(6,073)

Increase (decrease) in cash and cash equivalents	(12,039)	18,509

Cash and cash equivalents, beginning of year	127,032	108,523

Cash and cash equivalents, end of year	$114,993	$127,032

The accompanying notes are an integral part of these consolidated financial statements.

COLLIERS INTERNATIONAL GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of US dollars, except share and per share amounts)

1.	Description of the business

Colliers International Group Inc. (“Colliers” or the “Company”) provides commercial real estate services to corporate and institutional clients in 36 countries around the world (68 countries including affiliates and franchisees). Colliers’ primary services are outsourcing and advisory services, lease brokerage, sales brokerage and investment management. Operationally, Colliers is organized into four distinct segments: Americas; Europe, Middle East and Africa (“EMEA”); Asia and Australasia (“Asia Pacific”) and Investment Management.

2.	Summary of significant accounting policies

The preparation of consolidated financial statements in accordance with accounting principles generally accepted in the United States of America (“GAAP”) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. The most significant estimates are related to the judgments used to determine the timing and amount of revenue recognition, recoverability of goodwill and intangible assets, determination of fair values of assets acquired and liabilities assumed in business combinations, estimated fair value of contingent consideration related to acquisitions, quantification of uncertain tax positions, recoverability of deferred income tax assets and the collectability of accounts receivable. Actual results could be materially different from these estimates.

Significant accounting policies are summarized as follows:

Principles of consolidation

The accompanying consolidated financial statements include the accounts of the Company, its majority-owned subsidiaries and those variable interest entities where the Company is the primary beneficiary. Where the Company does not have a controlling interest but has the ability to exert significant influence, the equity method is used. Inter-company transactions and accounts are eliminated on consolidation.

When applying the principles of consolidation, the Company begins by determining whether an investee is a variable interest entity (“VIE”) or a voting interest entity (“VOE”). Assessing whether an entity is a VIE or a VOE involves judgment and analysis. Factors considered in this assessment include the entity’s legal organization, the entity’s capital structure and equity ownership, and any related party or de facto agent implications of the Company’s involvement with the entity.

VOEs are embodied by common and traditional corporate and certain partnership structures. For VOEs, the interest holder with control through majority ownership and majority voting rights consolidates the entity.

For VIEs, identification of the primary beneficiary determines the accounting treatment. In evaluating whether the Company is the primary beneficiary, it evaluates its direct and indirect economic interests in the entity. A reporting entity is determined to be the primary beneficiary if it holds a controlling financial interest in the VIE. Determining which reporting entity, if any, has a controlling financial interest in a VIE is primarily a qualitative approach focused on identifying which reporting entity has both (1) the power to direct the activities of a VIE that most significantly impact such entity’s economic performance and (2) the obligation to absorb losses or the right to receive benefits from such entity that could potentially be significant to such entity.

The primary beneficiary analysis is performed at the inception of the Company’s investment and upon the occurrence of a reconsideration event. When the Company determines it is the primary beneficiary of a VIE, it consolidates the VIE; when it is determined that the Company is not the primary beneficiary of the VIE, the investment in the VIE is accounted for at fair value or under the equity method, based upon an election made at the time of investment.

Cash and cash equivalents

Cash equivalents consist of short-term interest-bearing securities, which are readily convertible into cash and have original maturities at the date of purchase of three months or less.

Fixed assets

Fixed assets are carried at cost less accumulated depreciation. The costs of additions and improvements are capitalized, while maintenance and repairs are expensed as incurred. Fixed assets are reviewed for impairment whenever events or circumstances indicate that the carrying value of an asset group may not be recoverable. An impairment loss is recorded to the extent the carrying amount exceeds the estimated fair value of an asset group. Fixed assets are depreciated over their estimated useful lives as follows:

Buildings	20 to 40 years straight-line
Vehicles	3 to 5 years straight-line
Furniture and equipment	3 to 10 years straight-line
Computer equipment and software	3 to 5 years straight-line
Leasehold improvements	term of the lease to a maximum of 10 years

Investments

Equity method investments

For equity investments where it does not control the investee, and where it is not the primary beneficiary of a VIE, but can exert significant influence over the financial and operating policies of the investee the Company utilizes the equity method of accounting. The evaluation of whether the Company exerts control or significant influence over the financial and operation policies of the investees requires significant judgement based on the facts and circumstances surrounding each individual investment. Factors considered in these evaluations may include the type of investment, the legal structure of the investee, any influence the Company may have on the governing board of the investee.

The Company’s equity method investees that are investment companies record their underlying investments at fair value. Therefore, under the equity method of accounting, the Company’s share of the investee’s underlying net income predominantly represents fair value adjustments in the investments held by the equity method investees.

The Company’s share of the investee’s underlying net income or loss is based upon the most currently available information, which may precede the date of the consolidated statement of financial condition and is realized in other (income) expense. Distributions received reduce the Company’s carrying value of the investee.

Investments in equity securities

Investments in equity securities are generally carried at fair value on the consolidated balance. When the fair value is not readily available due to a lack of market price, the Company assesses the investment to determine whether (i) to measure the investment at cost, less impairment and plus or minus observable price changes for identical or similar investments or (ii) whether it qualifies for the net asset value practical expedient which permits using the net asset value to determine the fair value of the investment. The election to account for investments under option (i) or (ii) above is determined upon entering into the investment. Dividends received and changes to the fair value of investments are recorded through other (income) expense.

Investments in debt securities

The Company classifies debt investments as available-for-sale, held-to-maturity or trading based on the Company’s intent to sell the security or, its intent and ability to hold the debt security to maturity. Held-to-maturity debt securities are purchased with the positive intent and ability to be held to maturity and are recorded at amortized cost on the consolidated balance sheets.

Available-for-sale securities are those securities that are not classified as trading or held-to-maturity. Unrealized losses related to available-for-sale securities are reported, net of the related tax effect, to other comprehensive income. Upon sale, realized gains and losses are reported to other (income) expense. Trading securities are carried at fair value on the consolidated balance sheets with changes in the fair value recorded in other (income) expense.

Impairment of investments

Investments are regularly reviewed for impairment based on both quantitative and qualitative criteria that include the extent to which cost exceeds fair value and the duration of the market decline, the Company’s intent and ability to hold until forecasted recovery, and the financial health and near term prospects for the issuer. Other-than-temporary impairment losses on equity securities are recorded in other (income) expense.

Financial instruments and derivatives

Derivative financial instruments are recorded on the consolidated balance sheets as other assets or other liabilities and carried at fair value. From time to time, the Company may use interest rate swaps to hedge a portion of its interest rate exposure on long-term debt. Hedge accounting is applied and swaps are carried at fair value on the consolidated balance sheets, with gains or losses recognized in interest expense. The carrying value of the hedged item is adjusted for changes in fair value attributable to the hedged interest rate risk; the associated gain or loss is recognized currently in earnings and the unrealized gain or loss is recognized in other comprehensive income. If swaps are terminated and the underlying item is not, the resulting gain or loss is deferred and recognized over the remaining life of the underlying item using the effective interest method. In addition, the Company may enter into short-term foreign exchange contracts to lower its cost of borrowing, to which hedge accounting is not applied.

Fair value

The Company uses the fair value measurements framework for financial assets and liabilities and for non-financial assets and liabilities that are recognized or disclosed at fair value on a non-recurring basis. The framework defines fair value, gives guidance for measurement and disclosure, and establishes a three-level hierarchy for observable and unobservable inputs used to measure fair value. An asset or liability’s classification within the hierarchy is determined based on the lowest level input that is significant to the fair value measurement. The three levels are as follows:

Level 1 – Quoted prices (unadjusted) in active markets for identical assets or liabilities

Level 2 – Observable market-based inputs other than quoted prices in active markets for identical assets or liabilities

Level 3 – Unobservable inputs for which there is little or no market data, which requires the Company to develop its own assumptions

Financing fees

Financing fees related to the Revolving Credit Facility are recorded as an asset and amortized to interest expense using the effective interest method. Financing fees related to the Senior Notes are recorded as a reduction of the debt amount and are amortized to interest expense using the effective interest method.

Goodwill and intangible assets

Goodwill represents the excess of purchase price over the fair value of assets acquired and liabilities assumed in a business combination and is not subject to amortization.

Intangible assets are recorded at fair value on the date they are acquired. Indefinite life intangible assets are not subject to amortization. Where lives are finite, they are amortized over their estimated useful lives as follows:

Customer lists and relationships	straight-line over 4 to 20 years
Investment management contracts	straight-line over 5 to 15 years
Trademarks and trade names	straight-line over 2 to 10 years
Management contracts and other	straight-line over life of contract ranging from 2 to 10 years
Customer backlog	as underlying backlog transactions are completed

The Company reviews the carrying value of finite life intangible assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset group may not be recoverable from the estimated future cash flows expected to result from their use and eventual disposition. If the sum of the undiscounted expected future cash flows is less than the carrying amount of the asset group, an impairment loss is recognized. Measurement of the impairment loss is based on the excess of the carrying amount of the asset group over the fair value calculated using discounted expected future cash flows.

Goodwill and indefinite life intangible assets are tested for impairment annually, on August 1, or more frequently if events or changes in circumstances indicate the asset might be impaired, in which case the carrying amount of the asset is written down to fair value.

Impairment of goodwill is tested at the reporting unit level. The Company has four distinct reporting units. Impairment is tested by first assessing qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount. Where it is determined to be more likely than not that its fair value is greater than its carrying amount, then no further testing is required. Where the qualitative analysis is not sufficient to support that the fair value exceeds the carrying amount then a two-step goodwill impairment test is performed. In the first step, the reporting unit’s carrying amount, including goodwill, is compared to the estimated fair value of the reporting unit. The fair values of the reporting units are estimated using a discounted cash flow approach. The fair value measurement is classified within Level 3 of the fair value hierarchy. If the carrying amount of the reporting unit exceeds its fair value, then a second step is performed to measure the amount of impairment loss, if any. Certain assumptions are used to determine the fair value of the reporting units, the most sensitive of which are estimated future cash flows and the discount rate applied to future cash flows. Changes in these assumptions could result in a materially different fair value.

Impairment of indefinite life intangible assets is tested by comparing the carrying amount to the estimated fair value on an individual intangible asset basis.

Redeemable non-controlling interests

Redeemable non-controlling interests (“RNCI”) are recorded at the greater of (i) the redemption amount or (ii) the amount initially recorded as RNCI at the date of inception of the minority equity position. This amount is recorded in the “mezzanine” section of the balance sheet, outside of shareholders’ equity. Changes in the RNCI amount are recognized immediately as they occur.

Revenue

The Company generates revenue from contracts with customers through its provision of commercial real estate services. These services consist of sales brokerage and lease brokerage operations, outsourcing and advisory services and investment management services.

(a) Real estate brokerage operations

Brokerage revenue includes commissions from sales brokerage and lease brokerage services. Sales brokerage services include purchases and sales, debt placement, equity capital raising, market value opinions, acquisition advisory and transaction management. The Company provides these services with respect to substantially all types of commercial real estate. Lease brokerage includes landlord and tenant representation services. Landlord representation provides real estate owners with services to strategically position properties and to secure appropriate tenants. Tenant representation focuses on assisting businesses to assess their occupancy requirements and evaluating and negotiating leases and lease renewals.

(b) Outsourcing and advisory services

Outsourcing and advisory services consist of project management, property management as well as valuation and advisory services. Project management services include design and construction management, move management and workplace solutions consulting. Project management engagements range from single project contracts with a duration of less than one year to multi-year contracts with multiple discrete projects. Property management provides real estate service solutions to real estate owners. In addition to providing on-site management and staffing, the Company provides support through centralized resources such as technical and environmental services, accounting, marketing and human resources. These various services may be provided through the Company’s employees or through contracts with third party providers. Consistent with industry custom, management contract terms typically range from one to three years, although most contracts are terminable at any time following a notice period, usually 30 to 120 days.

Valuation and advisory services consist of helping customers determine market values for various types of real estate properties. Such services may involve appraisals of single properties or portfolios of properties which may span multiple property types and geographic locations. These appraisals may be utilized for a variety of customer needs including acquisitions, dispositions, financing or for tax purposes. In addition to valuation services, the Company provides consulting services to assist customers with specialized real estate needs.

(c) Investment management services

Investment management revenues include consideration for services in the form of asset management advisory and administration fees, transaction fees and incentive fees (carried interest). The performance obligation is to manage client’s invested capital for a specified period of time and is delivered over time.

Revenue recognition and unearned revenues

Revenue is recognized upon transfer of control of promised products or services to customers in an amount that reflects the consideration the Company expects to receive in exchange for those products or services. The Company enters into contracts that can include various combinations of services, which are capable of being distinct and accounted for as separate performance obligations. Revenue is recognized net of any taxes collected from customers, which are subsequently remitted to governmental authorities.

(a)	Nature of services

The Company has determined that control of sales brokerage services rendered transfer to a customer when a sale and purchase agreement becomes unconditional and lease brokerage services rendered transfer to a customer when a lease between the landlord and the tenant is executed. At these points in time the customer has received substantially all of the benefit of the services provided by the Company. The transaction price is typically associated with the underlying asset involved in the transaction, most commonly a percentage of the sales price or the aggregate rental payments over the term of the lease which are generally known when revenue is recognized.

Outsourcing and advisory services including those provided in relation to property management and project management transfer to the customer over time as the services are performed and revenue from providing these services is recognized in the accounting period in which the services are rendered. For fixed-price contracts, revenue is recognized based upon the actual labor hours spent relative to the total expected labor hours or the project costs incurred relative to the total project costs. For some projects certain obligations that are representative of the work completed may be used as an alternative to recognize revenue. The use of labor hours or overall project costs is dependent upon the input that best represents the progress of the work completed in relation to the specific contract. If a contract includes an hourly fee, revenue is recognized in the amount to which the Company has a right to invoice.

For other advisory services, including valuation and appraisal review, the customer is unable to benefit from the services until the work is substantially complete, revenue is recognized upon delivery of materials to the customer because this faithfully represents when the service has been rendered. For most fixed fee consulting assignments, revenue is recognized based upon the actual service provided to the end of the reporting period as a proportion of the total services to be provided and customers are invoiced on a monthly basis and consideration is payable when invoiced.

Investment management advisory and administration fees are recognized as the services are performed over time and are primarily based on agreed-upon percentages of assets under management or committed capital. Revenue recognition for transactional performance obligations are recognized at a point in time when the performance obligation has been met. The Company receives investment management advisory incentive fees (carried interest) from certain investment funds. These incentive fees are dependent upon exceeding specified performance thresholds on a relative or absolute basis, depending on the product. Incentive fees are recognized when it is determined that significant reversal is considered no longer probable (such as upon the sale of a fund’s investment or when the amount of assets under management becomes known as of the end of the specified measurement period). Pursuant to the terms of the Harrison Street acquisition, incentive fees related to assets that were invested prior to the acquisition date by its former owners are allocated to certain employees and former owners; as such the full amount of these incentive fees is passed through as compensation expense and recognized as cost of revenues in the consolidated statement of earnings.

(b)	Significant judgments

The Company’s contracts with customers may include promises to transfer multiple products and services. Determining whether products and services are considered distinct performance obligations that should be accounted for separately versus together may require significant judgment. Where a contract contains multiple performance obligations judgment is used to assess whether they are distinct and accounted for separately or not distinct and are accounted for and recognized together.

Brokerage commission arrangement may include terms that result in variability to the transaction price and ultimate revenues earned beyond the underlying value of the transaction, these may include rebates and/or contingencies. The Company estimates variable consideration or performs a constraint analysis for these contracts on the basis of historical information to estimate the amount the Company will ultimately be entitled to. Generally, revenue is constrained when it is probable that the Company may not be entitled to the total amount of the revenue as associated with the occurrence or non-occurrence of an event that is outside of the Company’s control or where the facts and circumstances of the arrangement limit the Company’s ability to predict whether this event will occur. When revenue is constrained, this revenue is not recognized until the uncertainty has been resolved.

Outsourcing and advisory arrangements may include incentives tied to achieving certain performance targets. The Company estimates variable consideration or performs a constraint analysis for these contracts on the basis of circumstances specific to the project and historical information in order to estimate the amount the Company will ultimately be entitled to. Estimates of revenue, costs or extent of progress toward completion are revised if circumstances change. Any resulting increases or decreases in estimated revenues or costs are reflected in profit or loss in the period in which the circumstances that give rise to the revision become known by management.

In providing project management or property management services, the Company may engage subcontractors to provide on-site staffing or to provide specialized technical services, materials and/or installation services. These arrangements are assessed and require judgment to determine whether the Company is a principal or an agent of the customer. When the Company acts as a principal, because it is primarily responsible for the delivery of the completed project and controls the services provided by the subcontractors, these amounts are accounted for as revenue on a gross basis. However, when the Company acts as an agent, because it does not control the services prior to delivery to the customer, these costs are accounted for on a net basis.

In some cases, the Company may facilitate collection from the customer and payments to subcontractors or may facilitate collection from tenants for payment to the landlord. In these instances, balances are recorded as accounts receivable and accounts payable until settled.

Investment management fee arrangements are unique to each contract and evaluated on an individual basis to determine the timing of revenue recognition and significant judgment is involved in making such determination. At each reporting period, the Company considers various factors in estimating revenue to be recognized. Incentive fees have a broad range of possible amounts and the determination of these amounts is based upon the market value for managed assets which is highly susceptible to factors outside of the Company’s influence. As a result, incentive fee revenue is generally constrained until significant reversal is considered no longer probable.

Certain constrained brokerage fees, outsourcing and advisory fees and investment management fees may arise from services that began in a prior reporting period. Consequently, a portion of the fees the Company recognizes in the current period may be partially related to the services performed in prior periods. In particular, substantially all investment management incentive fees recognized in the period were previously constrained.

Contract balances

Timing of revenue recognition may differ from the timing of invoicing to customers. The Company invoices the customer and records a receivable when it has a right to payment within customary payment terms or it recognizes a contract asset if revenue is recognized prior to when payment is due. Contract liabilities consist of payments received in advance of recognizing revenue. These liabilities consist primarily of payments received for outsourcing and advisory engagements where a component of the revenue may be paid by the customer prior to the benefits of the services transferring to the customer. As a practical expedient, the Company does not adjust the promised amount of consideration for the effect of a significant financing component when it is expected, at contract inception, that the period between transfer of the service and when the customer pays for that service will be one year or less. The Company does not typically include extended payment terms in its contracts with customers.

The Company generally does not incur upfront costs to obtain or fulfill contracts that are capitalizable to contract assets and if capitalizable they would be amortized to expense within one year or less of incurring the expense; consequently, the Company applies the practical expedient to recognize these incremental costs as an expense when incurred. Any costs to obtain or fulfill contracts that exceed one year are capitalized to contract assets and amortized over the term of the contract on a method consistent with the transfer of services to the customer and the contracts revenue recognition.

Payment terms and conditions vary by contract type, although terms generally include a requirement of payment within 30 to 90 days. With the exceptions of sales brokerage and lease brokerage, the Company does not expect to have any contracts where the period between the transfer of services to the customer and the payment by the customer exceeds one year. With regard to sales brokerage and lease brokerage, arrangements may exist where the service is transferred but payment is not received for a period greater than one year. However, arrangements of this nature do not contain a significant financing component because the amount and timing varies on the basis of the occurrence or non-occurrence of an event that is outside the control of the Company or the customer. As a consequence, the Company does not adjust the transaction prices for the time value of money.

Contract liabilities represent advance payments associated with the Company’s performance obligations that have not yet been satisfied. The majority of the balances are expected to be recognized to revenue or disbursed on behalf of the client within a year.

Remaining performance obligations

Remaining performance obligations represent the aggregate transaction prices for contracts where the Company’s performance obligations have not yet been satisfied. The Company applies the practical expedient related to remaining performance obligations that are part of a contract that has an original expected duration of one year or less and the practical expedient related to variable consideration from remaining performance obligations.

Stock-based compensation

For equity classified awards, compensation cost is measured at the grant date based on the estimated fair value of the award adjusted for expected forfeitures. The related stock option compensation expense is allocated using the graded attribution method.

Long-term incentive plans

Under these plans, certain subsidiary employees are compensated if the earnings before interest, income tax and amortization of the subsidiary increases. Awards under these plans generally have a term of up to ten years, a vesting period of five to ten years and are settled in cash at the end of the term. If an award is subject to a vesting condition, then the graded attribution method is applied to the fair value or intrinsic value of the award. The related compensation expense is recorded in selling, general and administrative expenses and the liability is recorded in accrued compensation.

Foreign currency translation

Assets, liabilities and operations of foreign subsidiaries are recorded based on the functional currency of each entity. For certain foreign operations, the functional currency is the local currency, in which case the assets, liabilities and operations are translated at current exchange rates from the local currency to the reporting currency, the US dollar. The resulting unrealized gains or losses are reported as a component of accumulated other comprehensive earnings. Realized and unrealized foreign currency gains or losses related to any foreign dollar denominated monetary assets and liabilities are included in net earnings.

Income tax

Income tax has been provided using the asset and liability method whereby deferred income tax assets and liabilities are recognized for the expected future income tax consequences of events that have been recognized in the consolidated financial statements or income tax returns. Deferred income tax assets and liabilities are measured using enacted income tax rates expected to apply to taxable income in the years in which temporary differences are expected to reverse, be recovered or settled. The effect on deferred income tax assets and liabilities of a change in income tax rates is recognized in earnings in the period in which the change occurs. A valuation allowance is recorded unless it is more likely than not that realization of a deferred income tax asset will occur based on available evidence.

The Company recognizes uncertainty in tax positions taken or expected to be taken in a tax return by recording a liability for unrecognized tax benefits on its balance sheet. Uncertainties are quantified by applying a prescribed recognition threshold and measurement attribute.

The Company classifies interest and penalties associated with income tax positions in income tax expense.

Leases

The Company is (i) a lessee in relation to premises and equipment and (ii) acts as a lessor in relation to certain premises that it owns or leases from third parties.

(a)	As a lessee

The Company recognizes an operating lease right-of-use (“ROU”) asset and a lease liability on the consolidated balance sheet at the lease commencement date. Operating lease ROU assets represent the Company’s right to use an underlying asset for the lease term and lease liabilities represent the obligation to make lease payments arising from the lease. Operating lease ROU assets and liabilities are recognized at commencement date based on the present value of lease payments over the lease term adjusted for lease pre-payments and lease incentives. After the commencement date any modifications to the leasing arrangement are assessed and the ROU asset and lease liability are remeasured to recognize modifications to the lease term or fixed payments. As most of the Company’s leases do not provide an implicit rate, the incremental borrowing rate based on the information available at commencement date is used to determine the present value of lease payments. The Company uses the implicit rate when readily determinable. The lease terms may include options to extend or terminate the lease when it is reasonably certain that the Company will exercise that option. Operating leases ROU assets are amortized to selling, general and administrative expenses (“SG&A”) straight-line over the lease term.

Finance leases are included in fixed assets and long-term debt on the consolidated balance sheet. Finance lease assets are depreciated using the straight-line method from the commencement date to the earlier of the end of the useful life of the right-of-use asset or the end of lease term.

Variable lease payments and variable payments related to non-lease components are recorded to SG&A as incurred. Variable lease payments include amounts related to changes in payments associated with changes in an index or rate but which are not also associated with a remeasurement of the lease liability.

The Company has operating lease agreements with lease and non-lease components, and the Company has elected to apply the practical expedient to not separate lease and nonlease components and therefore the ROU assets and lease liabilities include payments related to services included in the lease agreement. Additionally, for certain leases the Company has elected to group leases that commence at the same time and where accounting does not materially differ from accounting for the leases individually as a portfolio of leases.

The Company has elected not to recognize ROU assets and lease liabilities for leases that have a term of twelve months or less. Similarly, the Company will be applying the practical expedient to not recognize assets or liabilities related to a business combination when the acquired lease has a remaining term of twelve months or less at the acquisition date. The payments associated with these leases are recorded to SG&A on a straight-line basis over the remaining lease term.

(b)	As a lessor

When the Company acts as a lessor, it determines at lease inception whether each lease is a finance lease or an operating lease. To classify each lease the Company makes an overall assessment of whether the lease transfers substantially all of the risks and rewards incidental to ownership of the underlying asset. If this is the case, then the lease is a finance lease; if not, then it is an operating lease. All of the Company’s lessor arrangements are classified as operating leases.

When the Company is a sublessor, it accounts for its interests in the head lease and the sublease separately. It assesses the lessor classification of a sublease with reference to the underlying asset rather than with reference to the right-of-use asset. The Company recognizes lease payments received under operating leases as income on a straight-line basis over the lease term as other revenue.

Pension plan

The Company’s defined benefit pension plan obligation is remeasured annually as of December 31 based on the present value of projected future benefit payments for all participants for services rendered.

The benefit obligation and related funded status are determined using assumptions as of the end of each year.

The expected return on plan assets is based on historical and projected rates of return for assets in the investment plan portfolio. The actual return is based on the fair value of plan assets. The projected benefit obligation is discounted using the market interest rate as at the measurement date.

Pension expense for the pension plan includes the cost of pension benefits earned during the current year, the interest cost on pension obligations, the expected return on pension plan assets, and other costs. Actuarial gains and losses related to the change in the over-funded or under-funded status of the pension plan are recognized in other comprehensive income.

Business combinations

All business combinations are accounted for using the acquisition method of accounting. Transaction costs are expensed as incurred.

The fair value of the contingent consideration is classified as a financial liability and is recorded on the balance sheet at the acquisition date and is re-measured at fair value at the end of each period until the end of the contingency period, with fair value adjustments recognized in earnings. However, if the contingent consideration includes an element of compensation to the vendors (i.e. it is tied to continuing employment or it is not linked to the business valuation), then the portion of contingent consideration related to such element is treated as compensation expense over the expected employment period.

3.	Acquisitions

2019 acquisitions:

The Company acquired controlling interests in four businesses, two operating in the Americas (Virginia; North Carolina), one operating in EMEA (Sweden), and one operating in Asia Pacific (India).

These acquisitions were completed to expand the Company’s geographic presence. These acquisitions were accounted for by the acquisition method of accounting for business combinations and accordingly, the consolidated statements of earnings do not include any revenues or expenses related to these acquisitions prior to their closing dates.

The acquisition date fair value of consideration transferred and purchase price allocation was as follows:

Aggregate
Acquisitions

Current assets, excluding cash	$29,720
Non-current assets	7,989
Current liabilities	(18,616)
Long-term liabilities	(11,913)
$7,180

Cash consideration, net of cash acquired of $4,765	$(80,576)
Acquisition date fair value of contingent consideration	-
Total purchase consideration	$(80,576)

Acquired intangible assets	$42,226
Acquired goodwill	$58,221
Redeemable non-controlling interest	$27,051

The acquisition in India, completed in October 2019, represents $57,405 of the total aggregate cash consideration above.

In addition, the Company purchased a portfolio of real estate assets in connection with the establishment of a new Investment Management fund. The assets do not constitute a business under US GAAP. As at December 31, 2019, the net value of the real estate assets held for sale totals $94,223. (See Note 4).

2018 acquisitions:

The Company acquired controlling interests in twelve businesses, five operating in the Americas (Utah; Manitoba; Florida; Quebec; Pittsburgh, Pennsylvania), four operating in EMEA (Finland; Denmark; Spain; Germany), two operating in Asia Pacific (China; Australia) and one operating in the Investment Management segment, being a 75% voting equity interest in Harrison Street Real Estate Capital, LLC (“Harrison Street”) acquired on July 5, 2018. The Finland business was acquired on January 3, 2018, is headquartered in Helsinki and provides property management services to owners of commercial and residential real estate. Harrison Street, headquartered in Chicago, provides real estate investment management services to institutional investors. These acquisitions were completed to expand the Company’s geographic presence and, in the case of Harrison Street, to enter a new service line.

The acquisition date fair value of consideration transferred and purchase price allocation was as follows:

		Harrison		Aggregate
	Finland	Street	Other	Acquisitions

Current assets, excluding cash	$4,734	$16,948	$31,623	$53,305
Non-current assets	2,581	4,678	3,616	10,875
Current liabilities	(9,421)	(14,544)	(27,853)	(51,818)
Long-term liabilities	(6,072)	-	(15,608)	(21,680)
	$(8,178)	$7,082	$(8,222)	$(9,318)

Cash consideration, net of cash acquired of $23,777	$(57,287)	$(447,513)	$(81,442)	$(586,242)
Acquisition date fair value of contingent consideration	-	(40,889)	(19,212)	(60,101)
Total purchase consideration	$(57,287)	$(488,402)	$(100,654)	$(646,343)

Acquired intangible assets	$26,841	$278,600	$69,495	$374,936
Acquired goodwill	$38,624	$366,350	$60,708	$465,682
Redeemable non-controlling interest	$-	$163,630	$21,327	$184,957

Acquisition-related transaction costs for the year ended December 31, 2019 totaled $5,725 (2018 - $11,747) and were recorded as expense under the caption “acquisition-related items”.

In all years presented, the fair values of non-controlling interests were determined using an income approach with reference to a discounted cash flow model using the same assumptions implied in determining the purchase consideration.

The purchase price allocations of acquisitions resulted in the recognition of goodwill. The primary factors contributing to goodwill are assembled workforces, synergies with existing operations and future growth prospects. For acquisitions completed during the year ended December 31, 2019, goodwill in the amount of $12,816 is deductible for income tax purposes (2018 - $379,486).

During the year ended December 31, 2018, the Company sold the Finland residential property management business acquired earlier in the same year. The disposed business had net assets of $17,713 mostly comprised of intangible assets and goodwill allocated from the acquisition of Finland and the sale resulted in a net gain of $98.

The Company typically structures its business acquisitions to include contingent consideration. Certain vendors, at the time of acquisition, are entitled to receive a contingent consideration payment if the acquired businesses achieve specified earnings levels during the one- to five-year periods following the dates of acquisition. The ultimate amount of payment is determined based on a formula, the key inputs to which are (i) a contractually agreed maximum payment; (ii) a contractually specified earnings level and (iii) the actual earnings for the contingency period. If the acquired business does not achieve the specified earnings level, the maximum payment is reduced for any shortfall, potentially to nil.

Unless it contains an element of compensation, contingent consideration is recorded at fair value each reporting period. The fair value recorded on the consolidated balance sheet as at December 31, 2019 was $84,992 (see note 22). Contingent consideration with a compensatory element is revalued at each reporting period and recognized on a straight-line basis over the term of the contingent consideration arrangement. The liability recorded on the balance sheet for the compensatory element of contingent consideration arrangements as at December 31, 2019 was $23,014. The estimated range of outcomes (undiscounted) for these contingent consideration arrangements is determined based on the formula price and the likelihood of achieving specified earnings levels over the contingency period, and ranges from $159,358 to a maximum of $187,480. These contingencies will expire during the period extending to March 2023. During the year ended December 31, 2019, $23,962 was paid with reference to such contingent consideration (2018 - $19,946).

The consideration for the acquisitions during the year ended December 31, 2019 was financed from borrowings on the Revolving Credit Facility and cash on hand.

The amounts of revenues and earnings contributed from the dates of acquisition and included in the Company’s consolidated results for the year ended December 31, 2019, and the supplemental pro forma revenues and earnings of the combined entity had the acquisition dates been January 1, 2018, are as follows:

	Revenues	Net earnings

Actual from acquired entities for 2019	$75,288	$1,479
Supplemental pro forma for 2019 (unaudited)	3,093,751	139,807
Supplemental pro forma for 2018 (unaudited)	3,049,050	144,877

Supplemental pro forma results were adjusted for non-recurring items.

4.	Real estate assets held for sale

In December 2019, the Company’s Investment Management segment acquired a controlling interest in a portfolio of real estate assets (the “Portfolio”) from an unrelated party. The acquisition was accounted for by the acquisition method of accounting for asset purchases that do not constitute the acquisition of a business. The Portfolio consists of land and buildings located in the United Kingdom and associated liabilities. The Portfolio was acquired in connection with the establishment of a new closed-end Investment Management fund (the “Fund”). The Company expects to sell the Portfolio to the Fund, without gain or loss, during 2020.

The Fund will be managed by the Company and as is customary for closed-end funds, the Company will have a limited partner equity interest of between 1% and 2%.

During 2019, the Portfolio generated $195 of net earnings which was included in Company’s consolidated net earnings. The following table summarizes the real estate assets and associated liabilities held for sale.

2019

Real estate assets held for sale
Real estate assets held for sale - current	$10,741
Real estate assets held for sale - non-current	247,376
Total real estate assets held for sale	$258,117

Liabilities related to real estate assets held for sale
Liabilities related to real estate assets held for sale - current	$(36,191)
Liabilities related to real estate assets held for sale - non-current	(127,703)
Total liabilities related to real estate assets held for sale	$(163,894)

Total net real estate assets held for sale	$94,223

5.	Acquisition-related items

Acquisition-related expense comprises the following:

	2019	2018

Transaction costs	$5,725	$11,747
Contingent consideration fair value adjustments	10,849	1,675
Contingent consideration compensation expense	11,958	8,553
	$28,532	$21,975

Contingent consideration compensation expense and contingent consideration fair value adjustments relate to acquisitions made in the current year as well as the preceding four years.

6.	Other income, net

	2019	2018

(Gain) Loss on investments	$(109)	$(168)
Fair value adjustment on AR facility deferred purchase price	465	-
Equity earnings from non-consolidated investments	(2,065)	(1,321)
Other	(144)	208
	$(1,853)	$(1,281)

7.	Prepaid expenses and other assets

	December 31,	December 31,
	2019	2018

Prepaid expenses	$42,826	$31,977
Advisor loans receivable	18,448	16,681
Investment in equity securities	10,788	6,936
Held-to-maturity debt securities	1,862	1,977
Deferred Purchase Price	69,873	-
Other	1,374	4,903

Prepaid and other assets (Current Assets)	$145,171	$62,474

Advisor loans receivable	$48,283	$46,661
Equity method investments	5,926	3,968
Investment in equity securities	5,565	3,800
Held-to-maturity debt securities	4,189	3,017
Financing fees, net of accumulated amortization of $3,632 (December 31, 2018 - $2,567)	4,469	4,230
Interest rate swap asset	-	926
Other	1,078	1,128

Other assets (Non-Current Assets)	$69,510	$63,730

Held to maturity investments

Held-to-maturity debt securities include corporate bonds and are recorded at amortized cost. The amortized cost (carrying value) of these investments approximated fair value (primarily a Level 2 input). At December 31, 2019, all of these investments mature within 7 years.

Investments in equity securities

Investments in equity securities current include $3,887 (2018 - $1,441) recorded at fair value (see note 22). The remainder of current and non-current investments in equity securities are recorded at fair value following the net asset value practical expedient or recorded at cost less impairment adjusted for observable prices.

8.	Leases

The Company enters into premise leases and equipment leases as a lessee.

(a)	Premise leases

The Company leases office space where the remaining lease term ranges from less than one year to fifteen years. Leases generally include an initial contract term but some leases include an option to renew the lease for additional period at the end of this initial term. These renewal periods range in length up to a period equivalent to the initial term of the lease. All of the Company’s premise leases are classified as operating leases.

(b)	Equipment leases

The Company leases certain equipment in its operations, including furniture and equipment, computer equipment and vehicles. Equipment leases may consist of operating leases or finance leases based upon the assessment of the facts at the commencement date of the lease. The remaining lease terms for equipment leases range from one year to five years. Certain leases may have the option to extend the leases for a short period or to purchase the asset at the end of the lease term.

The components of lease expense were as follows:

2019

Operating lease cost	$77,394
Finance lease cost
Amortization of right-of-use assets	920
Interest on lease liabilities	19
Variable lease cost	26,030
Short term lease cost	4,712

Total lease expense	$109,075

Sublease revenues	(3,124)
Total lease cost, net of sublease revenues	$105,951

Supplemental information related to leases was as follows:

2019

Right-of-use assets obtained in exchange for lease obligations:
Operating leases recognized on transition to ASC 842	$274,696
Operating leases commencing in 2019	36,945
Finance leases	400

Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flows from operating leases	$(79,764)
Operating cash flows from finance leases	(19)
Financing cash flows from finance leases	(874)

Supplemental balance sheet information related to leases was as follows:

As at December 31, 2019

Operating leases
Operating lease right-of-use assets	$263,639
Operating lease liabilities - current	$(69,866)
Operating lease liabilities - non-current	(229,224)
Total operating lease liabilities	$(299,090)

Finance leases
Fixed assets, gross	$3,164
Accumulated depreciation	(2,320)
Fixed assets, net	$844

Long-term debt - current	$(550)
Long-term debt - non-current	(303)
Total finance lease liabilities	$(853)

Maturities of lease liabilities were as follows:

	One year	Two years	Three years	Four years	Five years	Thereafter	Total

Operating leases	$78,135	$65,448	$53,403	$42,234	$32,652	$56,669	$328,541

Present value of operating lease liabilities							299,090
Difference between undiscounted cash flows and discounted cash flows							$29,451

Finance leases	$552	$232	$79	$-	$-	$-	$863

Present value of finance lease liabilities							853
Difference between undiscounted cash flows and discounted cash flows							$10

December 31
2019

Weighted average remaining lease term
Operating leases (years)	5.5
Finance leases (years)	1.8

Weighted average discount rate
Operating leases	3.3%
Finance leases	1.5%

As of December 31, 2019, the Company has additional operating leases, primarily for premises, that have not yet commenced of $82,112. These operating leases will commence within the next three years and have lease terms ranging from one to fifteen years.

As previously disclosed in the audited consolidated financial statements for the year ended December 31, 2018 and in accordance with ASC 840, Leases, the minimum operating lease payments due in each of the next five years and thereafter are presented in the following table.

2019	$86,376
2020	76,169
2021	62,171
2022	51,011
2023	38,103
Thereafter	97,631
$411,461

9.	Fixed assets

December 31, 2019		Accumulated
	Cost	depreciation	Net

Buildings	$2,521	$1,178	$1,343
Vehicles	2,563	1,628	935
Furniture and equipment	66,338	48,194	18,144
Computer equipment and software	139,684	101,532	38,152
Leasehold improvements	96,102	47,480	48,622
	$307,209	$200,012	$107,197

ROU assets - Finance leases are included in these balances.

December 31, 2018		Accumulated
	Cost	depreciation	Net

Buildings	$2,548	$1,042	$1,506
Vehicles	2,173	1,297	876
Furniture and equipment	55,952	37,751	18,201
Computer equipment and software	114,136	82,120	32,016
Leasehold improvements	76,939	36,056	40,883
	$251,748	$158,265	$93,483

10.	Intangible assets

December 31, 2019	Gross
	carrying	Accumulated
	amount	amortization	Net

Customer lists and relationships	$310,856	$115,987	$194,869
Investment management contracts	270,600	36,434	234,166
Franchise rights	5,163	4,505	658
Trademarks and trade names:
Indefinite life	23,809	-	23,809
Finite life	12,435	2,398	10,037
Management contracts and other	16,088	9,306	6,782
Customer backlog	8,558	1,426	7,132
	$647,510	$170,056	$477,454

	Gross
December 31, 2018	carrying	Accumulated
	amount	amortization	Net

Customer lists and relationships	$290,667	$95,011	$195,656
Investment management contracts	270,600	12,145	258,455
Franchise rights	5,175	4,141	1,034
Trademarks and trade names:
Indefinite life	23,841	-	23,841
Finite life	12,851	2,853	9,998
Management contracts and other	16,533	7,907	8,626
Customer backlog	480	160	320
	$620,147	$122,217	$497,930

During the year ended December 31, 2019, the Company acquired the following intangible assets:

		Estimated
		weighted
		average
		amortization
	Amount	period (years)

Customer lists and relationships	$29,475	10.0
Trademarks and trade names - finite life	2,817	2.0
Customer backlog	10,168	1.3
Other	282	3.0

	$42,742	7.4

The following is the estimated annual expense for amortization of the recorded intangible assets for each of the next five years ending December 31:

2020	$63,611
2021	56,875
2022	53,574
2023	50,963
2024	43,482

11.	Goodwill

			Asia	Investment
	Americas	EMEA	Pacific	Management	Consolidated

Balance, December 31, 2017	$190,578	201,179	49,666	13,707	$455,130
Goodwill acquired during the year	18,014	79,364	1,954	366,350	465,682
Goodwill disposed during the year	-	(12,557)	-	-	(12,557)
Other items	44	-	-	-	44
Foreign exchange	(837)	(14,234)	(4,689)	(645)	(20,405)
Balance, December 31, 2018	207,799	253,752	46,931	379,412	887,894
Goodwill acquired during the year	11,970	846	45,405	-	58,221
Other items	330	4,404	-	-	4,734
Foreign exchange	311	(1,669)	(9)	(261)	(1,628)
Balance, December 31, 2019	220,410	257,333	92,327	379,151	949,221
Goodwill	246,681	260,645	92,327	379,151	978,804
Accumulated impairment loss	(26,271)	(3,312)	-	-	(29,583)
	$220,410	$257,333	$92,327	$379,151	$949,221

A test for goodwill impairment is required to be completed annually, in the Company’s case as of August 1, or more frequently if events or changes in circumstances indicate the asset might be impaired. No goodwill impairments were recorded in 2019 or 2018. The accumulated impairment loss reflects a goodwill impairment incurred in 2009.

12.	Long-term debt

	December 31,	December 31,
	2019	2018

Revolving Credit Facility	$371,929	$430,167
Senior Notes	234,901	239,577
Capital leases maturing at various dates through 2022	854	1,470
Other long-term debt maturing at various dates up to 2022	3,720	910
	611,404	672,123
Less: current portion	4,223	1,834

Long-term debt - non-current	$607,181	$670,289

On April 4, 2019, the Company amended the existing credit agreement with a syndicate of banks to provide a multi-currency senior unsecured revolving credit facility (the “Revolving Credit Facility”) of $1,000,000. The Revolving Credit Facility has a 5-year term ending April 30, 2024 and bears interest at an applicable margin of 1.25% to 2.50% over floating reference rates, depending on financial leverage ratios. The weighted average interest rate for 2019 was 3.4% (2018 – 3.0%). The Revolving Credit Facility had $622,455 of available un-drawn credit as at December 31, 2019. As of December 31, 2019, letters of credit in the amount of $9,836 were outstanding ($7,624 as at December 31, 2018). The Revolving Credit Facility requires a commitment fee of 0.25% to 0.5% of the unused portion, depending on certain leverage ratios. At any time during the term, the Company has the right to increase the Revolving Credit Facility by up to $250,000 on the same terms and conditions.

On May 17, 2018, the Company entered into a note purchase agreement with a group of institutional investors to issue €210,000 of senior unsecured notes with a fixed interest rate of 2.23% (the “Senior Notes”). The proceeds from the Senior Notes were received on May 30, 2018 and were used to repay indebtedness under the Facility. The Senior Notes have a 10-year term ending May 30, 2028.

The Revolving Credit Facility and the Senior Notes rank equally in terms of seniority and have similar financial covenants. The Company is required to maintain financial covenants including leverage and interest coverage. The Company was in compliance with these covenants as of December 31, 2019. The Company is limited from undertaking certain mergers, acquisitions and dispositions without prior approval.

The effective interest rate on the Company’s long-term debt for the year ended December 31, 2019 was 3.8% (2018 – 3.3%). The estimated aggregate amount of principal repayments on long-term debt required in each of the next five years ending December 31 and thereafter to meet the retirement provisions are as follows:

2020	$4,223
2021	227
2022	125
2023	-
2024 and thereafter	606,830

13.	AR Facility

On April 12, 2019, the Company established a structured accounts receivable facility (the “AR Facility”) with committed availability of $125,000 and an initial term of 364 days, unless extended or an earlier termination event occurs. Under the AR Facility, certain of the Company's subsidiaries continuously sell trade accounts receivable and contract assets (the “Receivables”) to wholly owned special purpose entities at fair market value. The special purpose entities then sell 100% of the Receivables to a third-party financial institution (the “Purchaser”). Although the special purpose entities are wholly owned subsidiaries of the Company, they are separate legal entities with their own separate creditors who will be entitled, upon their liquidation, to be satisfied out of their assets prior to any assets or value in such special purpose entities becoming available to their equity holders and their assets are not available to pay other creditors of the Company. As of December 31, 2019, the Company had drawn $124,963 of the committed capacity, the proceeds of which were used to repay outstanding indebtedness under the Revolving Credit Facility.

All transactions under the AR Facility are accounted for as a true sale in accordance with ASC 860, Transfers and Servicing (“ASC 860”). Following the sale and transfer of the Receivables to the Purchaser, the Receivables are legally isolated from the Company and its subsidiaries, and the Company sells, conveys, transfers and assigns to the Purchaser all its rights, title and interest in the Receivables. Receivables sold are derecognized from the consolidated balance sheet. The Company continues to service, administer and collect the Receivables on behalf of the Purchaser, and recognizes a servicing liability in accordance with ASC 860. The Company has elected the amortization method for subsequent measurement of the servicing liability, which is assessed for impairment or increased obligation at each reporting date. As of December 31, 2019, the servicing liability was nil.

Under the AR Facility, the Company receives a cash payment and a deferred purchase price (“Deferred Purchase Price” or “DPP”) for sold Receivables. The DPP is paid to the Company in cash on behalf of the Purchaser as the Receivables are collected; however, due to the revolving nature of the AR Facility, cash collected from the Company's customers is reinvested by the Purchaser monthly in new Receivable purchases under the AR Facility. From inception, up to December 31, 2019, Receivables sold under the AR Facility were $996,110 and cash collections from customers on Receivables sold were $810,326, all of which were reinvested in new Receivables purchases and are included in cash flows from operating activities in the consolidated statement of cash flows. As of December 31, 2019, the outstanding principal on trade accounts receivable, net of Allowance for Doubtful Accounts, sold under the AR Facility was $117,591; and the outstanding principal on contract assets, current and non-current, sold under the AR Facility was $78,407. See note 22 for fair value information on the DPP.

For the year ended December 31, 2019, the Company recognized a loss related to Receivables sold of $465 that was recorded in other expense in the consolidated statement of earnings. Based on the Company’s collection history, the fair value of the Receivables sold subsequent to the initial sale approximates carrying value.

The non-cash investing activities associated with the DPP for the year ended December 31, 2019 were $97,972.

14.	Variable interest entities

The Company holds variable interests in certain Variable Interest Entities (“VIE”) in its Investment Management segment which are not consolidated as it was determined that the Company is not the primary beneficiary. The Company’s involvement with these entities is in the form of fee arrangements and equity co-investments (typically 1%-2%).

The following table provides the maximum exposure to loss related to these non-consolidated VIEs:

	December 31, 2019	December 31, 2018

Investments in unconsolidated subsidiaries	$1,981	$-
Co-investment commitments	7,969	-
Maximum exposure to loss	$9,950	$-

15.	Redeemable non-controlling interests

The minority equity positions in the Company’s subsidiaries are referred to as redeemable non-controlling interests (“RNCI”). The RNCI are considered to be redeemable securities. Accordingly, the RNCI is recorded at the greater of (i) the redemption amount or (ii) the amount initially recorded as RNCI at the date of inception of the minority equity position. This amount is recorded in the “mezzanine” section of the balance sheet, outside of shareholders’ equity. Changes in the RNCI amount are recognized immediately as they occur. The following table provides a reconciliation of the beginning and ending RNCI amounts:

		2018
	2019	(note 27)

Balance, January 1	$343,361	$145,489
RNCI share of earnings	24,558	20,491
RNCI redemption increment	7,853	7,709
Distributions paid to RNCI	(29,662)	(16,396)
(Purchase of) / Sale to interests from RNCI, net	(14,011)	1,111
RNCI recognized on business acquisitions	27,051	184,957
Balance, December 31	$359,150	$343,361

The Company has shareholders’ agreements in place at each of its non-wholly owned subsidiaries. These agreements allow the Company to “call” the RNCI at a price determined with the use of a formula price, which is usually equal to a fixed multiple of average annual net earnings before income taxes, interest, depreciation, and amortization. The agreements also have redemption features which allow the owners of the RNCI to “put” their equity to the Company at the same price subject to certain limitations. The formula price is referred to as the redemption amount and may be paid in cash or in Subordinate Voting Shares. The redemption amount as of December 31, 2019 was $333,064 (2018 - $316,012). The redemption amount is lower than that recorded on the balance sheet as the formula price of certain RNCI are lower than the amount initially recorded at the inception of the minority equity position. If all put or call options were settled with Subordinate Voting Shares as at December 31, 2019, approximately 4,500,000 such shares would be issued.

Increases or decreases to the formula price of the underlying shares are recognized in the statement of earnings as the NCI redemption increment.

16.	Capital stock

The authorized capital stock of the Company is as follows:

An unlimited number of Preferred Shares, issuable in series;

An unlimited number of Subordinate Voting Shares having one vote per share; and

An unlimited number of Multiple Voting Shares having 20 votes per share, convertible at any time into Subordinate Voting Shares at a rate of one Subordinate Voting Share for each Multiple Voting Share outstanding.

The following table provides a summary of total capital stock issued and outstanding:

	Subordinate Voting Shares		Multiple Voting Shares		Total Common Shares
	Number	Amount	Number	Amount	Number	Amount

Balance, December 31, 2018	37,887,442	$415,432	1,325,694	$373	39,213,136	$415,805
Balance, December 31, 2019	38,519,517	441,780	1,325,694	373	39,845,211	442,153

During the year ended December 31, 2019, the Company declared dividends on its Common Shares of $0.10 per share (2018 - $0.10).

Pursuant to an agreement approved in February 2004 and restated on June 1, 2015 (the “Long Term Arrangement”), the Company agreed that it will make payments to Jay S. Hennick, its Chairman & Chief Executive Officer (“CEO”), that are contingent upon the arm’s length acquisition of control of the Company or upon a distribution of the Company’s assets to shareholders. The payment amounts will be determined with reference to the price per Subordinate Voting Share received by shareholders upon an arm’s length sale or upon a distribution of assets. The right to receive the payments may be transferred among members of the Chairman & CEO’s family, their holding companies and trusts. The agreement provides for the Chairman & CEO to receive each of the following two payments. The first payment is an amount equal to 5% of the product of: (i) the total number of Subordinate and Multiple Voting Shares outstanding on a fully diluted basis at the time of the sale and (ii) the per share consideration received by holders of Subordinate and Multiple Voting Shares minus a base price of C$3.324. The second payment is an amount equal to 5% of the product of (i) the total number of shares outstanding on a fully diluted basis at the time of the sale and (ii) the per share consideration received by holders of Subordinate Voting Shares minus a base price of C$6.472. Assuming an arm’s length acquisition of control of the Company took place on December 31, 2019, the amount required to be paid to the Chairman & CEO, based on a market price of C$101.10 per Subordinate Voting Share, would be US$310,579.

17.	Stock-based compensation

The Company has a stock option plan for certain officers, key full-time employees and directors of the Company and its subsidiaries, other than its Chairman & CEO who has a Long Term Arrangement as described in note 12. Options are granted at the market price for the underlying shares on the day immediately prior to the date of grant. Each option vests over a four-year term, expires five years from the date granted and allows for the purchase of one Subordinate Voting Share. All Subordinate Voting Shares issued are new shares. As at December 31, 2019, there were 885,250 options available for future grants.

Grants under the Company’s stock option plan are equity-classified awards. Stock option activity for the years ended December 31, 2019 and 2018 was as follows:

			Weighted average
		Weighted	remaining
	Number of	average	contractual life	Aggregate
	options	exercise price	(years)	intrinsic value

Shares issuable under options - December 31, 2017	1,753,275	$36.03
Granted	470,000	67.32
Exercised	(278,975)	26.60
Forfeited	(46,875)	39.66
Shares issuable under options - December 31, 2018	1,897,425	$45.08
Granted	960,000	70.99
Exercised	(632,075)	34.71
Forfeited	(223,750)	61.41
Shares issuable under options - December 31, 2019	2,001,600	$58.96	3.2	$38,054
Options exercisable - End of year	645,975	$47.48	2.0	$19,695

The Company incurred stock-based compensation expense related to these awards of $7,831 during the year ended December 31, 2019 (2018 - $6,394).

As at December 31, 2019, the range of option exercise prices was $31.62 to $74.71 per share. Also as at December 31, 2019, the aggregate intrinsic value and weighted average remaining contractual life for in-the-money options vested and expected to vest were $38,054 and 3.2 years, respectively.

The following table summarizes information about option exercises during years ended December 31, 2019 and 2018:

	2019	2018

Number of options exercised	632,075	278,975

Aggregate fair value	$43,873	$17,823
Intrinsic value	21,934	10,403
Amount of cash received	21,939	7,420

Tax benefit recognized	$1,322	$73

As at December 31, 2019, there was $13,844 of unrecognized compensation cost related to non-vested awards which is expected to be recognized over the next four years. During the year ended December 31, 2019, the fair value of options vested was $6,727 (2018 - $4,427).

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model, utilizing the following weighted average assumptions:

	2019	2018

Risk free rate	2.1%	2.2%
Expected life in years	4.75	4.75
Expected volatility	28.8%	29.7%
Dividend yield	0.1%	0.1%

Weighted average fair value per option granted	$19.87	$19.41

The risk-free interest rate is based on the implied yield of a zero-coupon US Treasury bond with a term equal to the option’s expected term. The expected life in years represents the estimated period of time until exercise and is based on historical experience. The expected volatility is based on the historical prices of the Company’s shares over the previous four years.

18.	Income tax

The following is a reconciliation stated as a percentage of pre-tax income of the Ontario, Canada combined statutory corporate income tax rate to the Company’s effective tax rate:

	2019	2018

Combined statutory rate	26.5%	26.5%
Nondeductible expenses	3.0	2.5
Tax effect of flow through entities	(2.0)	(1.4)
Impact of changes in foreign exchange rates	(0.1)	0.2
Adjustments to tax liabilities for prior periods	(0.1)	0.2
Effect of changes in enacted tax rate in other jurisdictions	0.3	(0.7)
Changes in liability for unrecognized tax benefits	-	(0.3)
Stock-based compensation	0.3	0.9
Foreign, state, and provincial tax rate differential	(1.5)	(0.2)
Change in valuation allowance	(0.4)	(0.1)
Contingent acquisition consideration	1.4	1.2
Other	0.4	0.5
Effective income tax rate	27.8%	29.3%

Earnings before income tax by jurisdiction comprise the following:

	2019	2018

Canada	$10,876	$21,627
United States	49,884	40,097
Foreign	129,838	120,110
Total	$190,598	$181,834

Income tax expense (recovery) comprises the following:

	2019	2018

Current
Canada	$2,939	$5,134
United States	15,029	1,768
Foreign	41,745	40,221
	59,713	47,123

Deferred
Canada	238	1,689
United States	(520)	10,732
Foreign	(6,418)	(6,284)
	(6,700)	6,137

Total	$53,013	$53,260

The significant components of deferred income tax are as follows:

	2019	2018

Loss carry-forwards and other credits	$18,969	$19,056
Expenses not currently deductible	28,446	31,508
Revenue not currently taxable	(6,212)	(8,416)
Stock-based compensation	386	157
Investments	7,870	10,628
Provision for doubtful accounts	4,585	4,871
Financing fees	(330)	(83)
Net unrealized foreign exchange losses	68	126
Depreciation and amortization	(44,577)	(42,257)
Operating leases	7,998	-
Less: valuation allowance	(7,801)	(8,945)
Net deferred income tax asset	$9,402	$6,645

As at December 31, 2019, the Company believes that it is more likely than not that the net deferred tax assets of $9,402 will be realized based upon future income, consideration of net operating loss (“NOL”) limitations, earnings trends, and tax planning strategies. The amount of deferred tax assets considered realizable, however, could be reduced in the near term if estimates of future income are reduced.

The Company has pre-tax NOL carry-forward balances as follows:

	Pre-tax loss carry forward		Pre-tax losses not recognized		Pre-tax losses recognized
	2019	2018	2019	2018	2019	2018

Canada	$16,525	$16,249	$24	$27	$16,501	$16,222
United States	3,144	1,315	922	921	2,222	394
Foreign	40,006	39,147	21,476	27,363	18,530	11,784

The Company has pre-tax capital loss carry-forwards as follows:

	Pre-tax loss carry forward		Pre-tax losses not recognized		Pre-tax losses recognized
	2019	2018	2019	2018	2019	2018

Canada	$1,864	$2,208	$1,758	$1,869	$106	$339
United States	1,698	1,698	1,698	1,698	-	-
Foreign	6,271	6,285	6,271	6,285	-	-

These amounts above are available to reduce future, federal, state, and provincial income taxes in their respective jurisdictions. NOL carry-forward balances attributable to Canada begin to expire in 2033. NOL carry-forward balances attributable to the United States begin to expire in 2028. Foreign NOL carry-forward balances begin to expire in 2020. The utilization of NOLs may be subject to certain limitations under federal, provincial, state or foreign tax laws.

Cumulative unremitted foreign earnings of the US subsidiaries is nil (2018 - nil). Cumulative unremitted foreign earnings of international subsidiaries of the Company approximated $107,323 as at December 31, 2019 (2018 - $89,461). The Company has not provided a deferred tax liability on the unremitted foreign earnings as it is management’s intent to permanently reinvest such earnings outside of Canada. In addition, any repatriation of such earnings would not be subject to significant Canadian or foreign taxes.

A reconciliation of the beginning and ending amounts of the liability for unrecognized tax benefits is as follows:

	2019	2018

Balance, January 1	$1,460	$1,858
Gross increases for tax positions of prior periods	71	6
Amount recognized on acquisitions	-	289
Reduction for lapses in applicable statutes of limitations	(129)	(560)
Foreign currency translation	66	(133)

Balance, December 31	$1,468	$1,460

Of the $1,468 (2018 - $1,460) in gross unrecognized tax benefits, $1,468 (2018 - $1,460) would affect the Company’s effective tax rate if recognized. For the year-ended December 31, 2019, additional interest and penalties of $72 related to uncertain tax positions was accrued (2018 - $6; 2017 - $18). The Company reversed $80 of accrued interest and penalties related to positions lapsed in applicable statute of limitations in 2019 (2018 - $173; 2017 - $155). As at December 31, 2019, the Company had accrued $182 (2018 - $190) for potential income tax related interest and penalties.

Within the next twelve months, the Company believes it is reasonably possible that $86 of unrecognized tax benefits associated with uncertain tax positions may be reduced due to lapses in statutes of limitations.

The Company files tax returns in Canada, United States and multiple foreign jurisdictions. The number of years with open tax audits varies depending on the tax jurisdiction. Generally, income tax returns filed with the Canada Revenue Agency and related provinces are open for four to seven years and income tax returns filed with the United States Internal Revenue Service and related states are open for three to five years. Tax returns in the significant foreign jurisdictions that the company conducts business in are generally open for four years.

The Company does not currently expect any other material impact on earnings to result from the resolution of matters related to open taxation years, other than noted above. Actual settlements may differ from the amounts accrued. The Company has, as part of its analysis, made its current estimates based on facts and circumstances known to date and cannot predict changes in facts and circumstances that may affect its current estimates.

19.	Pension plan

The Company has a defined benefit pension plan (the “Plan”), which was assumed in connection with a business acquired during 2016. The Plan covers eligible employees in the Netherlands and provides old age, survivor, orphan and disability benefits. Effective December 31, 2016, enrollment in the Plan was frozen and no additional employees are entitled to join the Plan.

The Plan is covered by an insurance contract which limits the Company’s exposure to returns below a fixed discount rate. Effective August 31, 2019, the Company amended its insurance contract reducing its exposure to gains and losses as related to the fair value of the Plan assets and the projected benefit obligations under the Plan. The amendment constitutes a settlement under ASC 715 and the fair value of the Plan assets, and the projected benefit obligation should no longer include the value of the insurance contracts. The Company recognized a settlement gain to net earnings associated with proportionate part of the unrecognized actuarial earnings previously included in accumulated other comprehensive income. The settlement values reducing Plan assets and projected benefit obligations along with the calculation of the settlement gains use values based upon assumptions on July 31, 2019.

The following table details the net periodic pension cost of the Plan:

	2019	2018

Gross employer service cost	$766	$1,237
Plan participant contributions	(185)	(246)
Interest cost on service cost	15	22
Employer's service cost	596	1,013
Interest cost	424	744
Expected net return on plan assets	(395)	(689)
Other costs	113	171
Settlement gain	(1,302)	-
Total employer's pension expense	$(564)	$1,239

The following tables provide reconciliations of projected benefit obligations and plan assets (the net of which represent the Company’s funded status), as well as the funded status, of the Plan.

Change in benefit obligation:	2019	2018

Projected benefit obligation - January 1	$38,974	$42,368
Current service cost	596	1,013
Plan participant / third party contributions	185	246
Interest cost	424	744
Benefits paid	(371)	(601)
Individual settlements	(35)	84
Settlement due to amendment of contract	(45,388)	-
Settled benefits due to the purchase of annuity contracts	(319)	-
Foreign exchange	(1,177)	(2,038)
Expected projected benefit obligation, December 31	(7,111)	41,816
Actuarial loss / (gain), net of foreign exchange	8,924	(2,842)
Projected benefit obligation - December 31	$1,813	$38,974

Change in plan assets:	2019	2018

Fair value of plan assets - January 1	$37,177	$38,813
Expected net return on plan assets	395	689
Contributions
Employer	321	634
Plan participants	185	246
Benefits paid	(371)	(601)
Individual settlements	(35)	84
Settlement due to amendment of contract	(45,388)	-
Settled benefits due to the purchase of annuity contracts	(319)	-
Other costs	(113)	(171)
Foreign exchange	(1,142)	(1,853)
Expected fair value of plan assets - December 31	(9,290)	37,841
Actuarial (gain)/loss, net of foreign exchange	9,300	(664)
Fair value of plan assets - December 31	$10	$37,177

Defined benefit pension plan amounts recorded in the consolidated balance sheet are shown in the table below:

	December 31,	December 31,
	2019	2018

Present value of accumulated benefit obligation	$(701)	$(37,925)
Effect of future compensation increases	(1,113)	(1,049)
Present value of projected benefit obligation	(1,813)	(38,974)
Fair value of plan assets	10	37,177
Net liability for pension benefits	$(1,803)	$(1,797)

The following table details the amount recognized in other comprehensive income:

	2019	2018

Actuarial gain on remeasurement of projected benefit obligation	$8,902	$(2,931)
Actuarial (gain)/loss on remeasurement of fair value of assets	(9,277)	685
Settlement due to amendment of insurance contract	1,302	-
Total gain recognized in other comprehensive income	$927	$(2,246)

The assumptions used in developing the projected benefit obligation are as follows:

	December 31, 2019	July 31, 2019	December 31, 2018
Discount rate used in determining present values	1.0%	0.9%	1.9%
Annual increase in future compensation levels	1.7%	1.7%	1.8%

The assumptions used in determining net periodic cost are as follows:

	December 31, 2019	July 31, 2019	December 31, 2018
Discount rate used in determining present values	1.0%	0.9%	1.9%
Annual increase in future compensation levels	1.7%	1.7%	1.8%
Expected long-term rate of return on assets	1.0%	N/A	1.9%

The discount rate assumption used for the Plan was derived from the expected yield of Euro-denominated “AA” rated corporate bonds with durations consistent with the liabilities of the Plan.

The expected long-term rate of return on assets is based on the current level of return expected on the funds invested or to be invested to provide for the benefits included in the projected benefit obligation. The expected return for each asset class is weighted based on the target asset allocation to develop the expected long-term rate of return on assets assumption for the portfolio.

For the year ended December 31, 2019 the actual return on assets was $9,673 (2018 - $4) composed of an expected return on assets of $395 (2018 - $689) and an actuarial gain of $9,277 (2018 loss – $685). For the purpose of the return on assets, the settlement value was determined using the assumptions at the start of the year.

As a result of the settlement, the insurance benefits have been removed from the plan assets and the fair value of Plan assets total $10 as at December 31, 2019. The Plan assets are reported at fair value and are all classified as Level 2 assets under the fair value hierarchy. Following the settlement expected pension benefit payments over the next 10 years are nil.

20.	Net earnings per common share

The following table reconciles the denominator used to calculate earnings per common share:

	2019	2018

Shares issued and outstanding at beginning of period	39,213,136	38,934,161
Weighted average number of shares: Issued during the period	336,426	221,293
Weighted average number of shares used in computing basic earnings per share	39,549,562	39,155,454
Assumed exercise of stock options acquired under the Treasury Stock Method	431,456	639,161
Number of shares used in computing diluted earnings per share	39,981,018	39,794,615

21.	Other supplemental information

	2019	2018

Cash payments made during the year
Income tax, net of refunds	$73,031	$42,153
Interest	27,685	20,404

Non-cash financing activities
Increases (Decreases) in capital lease obligations	$(616)	$(522)
Dividends declared but not paid	1,992	1,961

Other expenses
Rent expense	$76,893	$74,183

22.	Financial instruments

Concentration of credit risk

The Company is subject to credit risk with respect to its cash and cash equivalents, accounts receivable, unbilled revenues, other receivables and advisor loans receivable. Concentrations of credit risk with respect to cash and cash equivalents are limited by the use of multiple large and reputable banks. Concentrations of credit risk with respect to receivables are limited due to the large number of entities comprising the Company’s customer base and their dispersion across different service lines in various countries.

Foreign currency risk

Foreign currency risk is related to the portion of the Company’s business transactions denominated in currencies other than US dollars. A significant portion of revenue is generated by the Company’s Canadian, Australian, UK and Euro currency operations. The Company’s head office expenses are incurred primarily in Canadian dollars which are hedged by Canadian dollar denominated revenue.

Fluctuations in foreign currencies impact the amount of total assets and liabilities that are reported for foreign subsidiaries upon the translation of these amounts into US dollars. In particular, the amount of cash, working capital, goodwill and intangibles held by these subsidiaries is subject to translation variance caused by changes in foreign currency exchange rates as of the end of each respective reporting period (the offset to which is recorded to accumulated other comprehensive income on the consolidated balance sheets).

Interest rate risk

The Company utilizes an interest rate risk management strategy that may use interest rate hedging contracts from time to time. The Company’s specific goals are to: (i) manage interest rate sensitivity by modifying the characteristics of its debt and (ii) lower the long-term cost of its borrowed funds.

In April 2017, the Company entered into interest rate swap agreements to convert the LIBOR floating interest rate on $100,000 of US dollar denominated debt into a fixed interest rate of 1.897% plus the applicable margin. The swaps have a maturity of January 18, 2022. The swaps are being accounted for as cash flow hedges and are measured at fair value on the balance sheet. Gains or losses on the swaps, which are determined to be effective as hedges, are reported in other comprehensive income.

In December 2018, the Company entered into additional interest rate swap agreements to convert the LIBOR floating interest rate on $100,000 of US dollar denominated debt into a fixed interest rate of 2.7205% plus the applicable margin. The swaps have a maturity of April 30, 2023. The swaps are being accounted for as cash flow hedges and are measured at fair value on the balance sheet. Gains or losses on the swaps, which are determined to be effective as hedges, are reported in other comprehensive income.

Fair values of financial instruments

The following table provides the financial assets and liabilities carried at fair value measured on a recurring basis as of December 31, 2019:

	Carrying value at	Fair value measurements
	December 31, 2019	Level 1	Level 2	Level 3

Assets
Deferred Purchase Price on AR Facility	$69,873	$-	$-	$69,873
Investments in equity securities	$3,887	$3,887	$-	$-

Liabilities
Contingent consideration liability	$84,992	$-	$-	$84,992
Interest rate swap liability	4,615	-	4,615	-

There were no significant non-recurring fair value measurements recorded during the year ended December 31, 2019 or 2018.

The inputs to the measurement of the fair value of contingent consideration related to acquisitions are Level 3 inputs. The fair value measurements were made using a discounted cash flow model; significant model inputs were expected future operating cash flows (determined with reference to each specific acquired business) and discount rates (which range from 3.8% to 8.5%, with a weighted average of 5.6%). The wide range of discount rates is attributable to level of risk related to economic growth factors combined with the length of the contingent payment periods; and the dispersion was driven by unique characteristics of the businesses acquired and the respective terms for these contingent payments. Within the range of discount rates, there is data point concentration at the 3.8% and 8.2% levels. A 2% increase in the weighted average discount rate would reduce the fair value of contingent consideration by $2,800. Changes in the fair value of the contingent consideration liability comprises the following:

	2019	2018
Balance, January 1	$93,865	$50,300
Amounts recognized on acquisitions	-	61,525
Fair value adjustments (note 5)	10,849	1,675
Resolved and settled in cash	(19,665)	(18,757)
Other	(58)	(877)
Balance, December 31	$84,993	$93,865

Less: current portion	$16,813	$17,122
Non-current portion	$68,180	$76,743

The carrying amounts for cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities approximate fair values due to the short maturity of these instruments, unless otherwise indicated. The carrying value of the pension liability is presented as the projected benefit obligation net of the fair value of the plan assets (note 19). The inputs to the measurement of the fair value of non-current receivables, advisor loans and long-term debt are Level 3 inputs. The following are estimates of the fair values for other financial instruments:

	2019		2018
	Carrying	Fair	Carrying	Fair
	amount	value	amount	value

Other receivables	$16,678	$16,678	$12,088	$12,088
Advisor loans receivable (non-current)	48,283	48,283	46,661	46,661
Long-term debt (non-current)	372,281	372,281	430,712	430,712
Senior Notes	234,901	254,858	239,577	268,838

Other receivables include notes receivable from non-controlling interests and non-current income tax recoverable.

23.	Commitments and contingencies

(a)  Purchase commitments

Minimum contractual purchase commitments are as follows:

Year ended December 31
2020	$182,684
2021	8,126
2022	1,179
2023	-
2024	-
$191,989

In December 2019, the Company entered into an agreement to acquire a controlling interest in four subsidiaries of Dougherty Financial Group LLC – Dougherty Mortgage LLC, Dougherty & Company LLC, Dougherty Funding LLC and Dougherty Insurance Agency LLC. It’s expected that the acquisition will be accounted for using the acquisition method of accounting for business combinations. The transaction is expected to close within the first half of 2020. This commitment is included in the above table.

(b) Contingencies

In the normal course of operations, the Company is subject to routine claims and litigation incidental to its business. Litigation currently pending or threatened against the Company includes disputes with former employees and commercial liability claims related to services provided by the Company. The Company believes resolution of such proceedings, combined with amounts set aside, will not have a material impact on the Company’s financial condition or the results of operations.

24.	Related party transactions

The Company has entered into office space rental arrangements, outsourcing and advisory contracts with minority shareholders of certain subsidiaries. The business purpose of the transactions is to rent office space for the Company and to generate outsourcing and advisory revenues for the Company. The recorded amount of the rent expense for the year ended December 31, 2019 was $496 (2018 - $420). The recorded amount of the outsourcing and advisory revenues for year ended December 31, 2019 was $3,509 (2018 - $585). These amounts are settled regularly in cash and are priced at market rates. The rental arrangements have fixed terms of up to 10 years. The outsourcing and advisory contracts have terms of up to three years.

As at December 31, 2019, the Company had $3,430 of loans receivable from non-controlling shareholders (December 31, 2018 - $6,465). The majority of the loans receivable represent amounts assumed in connection with acquisitions and amounts issued to non-controlling interests to finance the sale of non-controlling interests in subsidiaries to senior managers. The loans are of varying principal amounts and interest rates which range from nil to 4.0%. These loans are due on demand or mature on various dates up to 2026, but are open for repayment without penalty at any time.

25.	Revenue from contracts with customers

Disaggregated revenue

Colliers has disaggregated its revenue from contracts with customers by type of service and region as presented in the following table.

OPERATING SEGMENT REVENUES

			Asia	Investment
	Americas	EMEA	Pacific	Management	Corporate	Consolidated

2019
Lease brokerage	$691,149	$139,141	$115,916	$-	$193	$946,399
Sales brokerage	424,703	192,673	158,533	-	-	775,909
Property management	263,126	75,751	143,037	-	-	481,914
Valuation and advisory	167,919	109,517	69,028	-	-	346,464
Project management	124,991	113,792	44,146	-	-	282,929
IM - Advisory	-	-	-	152,479	-	152,479
IM - Incentive Fees	-	-	-	19,162	-	19,162
IM - Transaction and Other	-	-	-	2,947	-	2,947
Other	18,619	5,592	11,949	-	1,448	37,608
Total Revenue	$1,690,507	$636,466	$542,609	$174,588	$1,641	$3,045,811

2018
Lease brokerage	$648,815	$139,685	$115,447	$-	$-	$903,947
Sales brokerage	441,934	168,796	170,154	-	-	780,884
Property management	228,550	84,861	135,921	-	-	449,332
Valuation and advisory	148,721	112,180	62,133	-	-	323,034
Project management	109,699	107,149	32,230	-	-	249,078
IM - Advisory	-	-	-	68,648	-	68,648
IM - Incentive Fees	-	-	-	6,330	-	6,330
IM - Transaction and Other	-	-	-	1,043	-	1,043
Other	18,465	10,567	12,475	-	1,624	43,131
Total Revenue	$1,596,184	$623,238	$528,360	$76,021	$1,624	$2,825,427

Contract balances

The Company had contract assets totaling $48,934 of which $42,772 was current (2018 - $110,432 of which $99,468 was current). During the year ended December 31, 2019, substantially all of the current contract assets were moved to accounts receivable or sold under the AR Facility (Note 13).

The Company had contract liabilities (all current) totaling $24,133 (2018 - $28,773). Revenue recognized for the year ended December 31, 2019 totaled $26,568 (2018 - $17,916) that was included in the contract liability balance at the beginning of the year.

Certain constrained brokerage fees, outsourcing and advisory fees and investment management fees may arise from services that began in a prior reporting period. Consequently, a portion of the fees the Company recognizes in the current period may be partially related to the services performed in prior periods. In particular, generally less than 5% of brokerage revenue recognized in a period had previously been constrained and substantially all investment management incentive fees, including carried interest, recognized in the period were previously constrained.

26.	Segmented information

Operating segments

Colliers identified four reportable operating segments. Three segments are grouped geographically into Americas, Asia Pacific and EMEA. The Investment Management segment includes Harrison Street and the Company’s pre-existing European investment management business which was reported in EMEA prior to the acquisition of Harrison Street in July 2018. The groupings are based on the manner in which the segments are managed. Management assesses each segment’s performance based on operating earnings or operating earnings before depreciation and amortization. Corporate includes the costs of global administrative functions and the corporate head office

Included in segment total assets at December 31, 2019 are investments in subsidiaries accounted for under the equity method or cost method: Americas $3,823 (2018 - $4,311), EMEA $1,900 (2018 - $1,820), Asia Pacific $7 (2018 - $7), Investment Management $2,607 (2018 - $430) and Corporate $3,155 (2018 - $1,200). The reportable segment information excludes intersegment transactions.

Total assets as at December 31, 2019 includes $258,117 of real estate assets held for sale from the Investment Management segment (See note 4).

2019			Asia	Investment
	Americas	EMEA	Pacific	Management	Corporate	Consolidated

Revenues	$1,690,507	$636,466	$542,609	$174,588	$1,641	$3,045,811
Depreciation and amortization	34,113	22,489	7,969	26,504	3,589	94,664
Operating earnings (loss)	103,731	48,510	67,062	35,048	(36,154)	218,197
Other income, net						1,853
Interest expense, net						(29,452)
Income tax expense						(53,013)

Net earnings						$137,585

Total assets	$917,997	$672,691	$388,606	$953,567	$(40,147)	$2,892,714
Total additions to long-lived assets	47,132	12,656	79,904	1,829	4,961	146,482

2018			Asia	Investment
	Americas	EMEA	Pacific	Management	Corporate	Consolidated

Revenues	$1,596,184	$623,238	$528,360	$76,021	$1,624	$2,825,427
Depreciation and amortization	30,391	25,435	6,320	13,791	2,793	78,730
Operating earnings (loss)	105,490	53,862	66,240	12,326	(36,520)	201,398
Other income, net						1,281
Interest expense, net						(20,845)
Income tax expense						(53,260)

Net earnings						$128,574

Total assets	$846,919	$602,964	$228,490	$693,040	$(13,833)	$2,357,580
Total additions to long-lived assets	61,814	161,823	10,669	649,898	3,743	887,947

Geographic information

Revenues in each geographic region are reported by customer locations.

GEOGRAPHIC INFORMATION

	2019	2018

United States
Revenues	$1,429,650	$1,243,019
Total long-lived assets
Long-lived assets excluding operating lease right-of-use assets	934,622	943,164
Operating lease right-of-use assets	122,921	-

Canada
Revenues	$356,634	$358,035
Total long-lived assets
Long-lived assets excluding operating lease right-of-use assets	66,234	65,781
Operating lease right-of-use assets	22,355	-

Euro currency countries
Revenues	$356,171	$360,115
Total long-lived assets
Long-lived assets excluding operating lease right-of-use assets	256,194	265,867
Operating lease right-of-use assets	37,479	-

Australia
Revenues	$235,469	$238,537
Total long-lived assets
Long-lived assets excluding operating lease right-of-use assets	47,734	47,886
Operating lease right-of-use assets	37,235	-

United Kingdom
Revenues	$170,302	$172,820
Total long-lived assets
Long-lived assets excluding operating lease right-of-use assets	70,704	68,732
Operating lease right-of-use assets	15,294	-

Other
Revenues	$497,585	$452,901
Total long-lived assets
Long-lived assets excluding operating lease right-of-use assets	158,384	87,877
Operating lease right-of-use assets	28,355	-

Consolidated
Revenues	$3,045,811	$2,825,427
Total long-lived assets
Long-lived assets excluding operating lease right-of-use assets	1,533,872	1,479,307
Operating lease right-of-use assets	263,639	-

27.	Impact of recently issued accounting standards

Recently adopted accounting guidance

Leases

The Financial Accounting Standards Board (“FASB”) has issued two Accounting Standards Updates (“ASU”) related to leases (collectively, “ASC 842”). In February 2016, the FASB issued ASU No. 2016-02, Leases. This ASU affects all aspects of lease accounting and has a significant impact to lessees as it requires the recognition of a right-of use asset and a lease liability for virtually all leases including operating leases. In addition to balance sheet recognition, additional quantitative and qualitative disclosures is required.

In July 2018, the FASB issued ASU No. 2018-11, Codification Improvements to Topic 842, Leases. This ASU affects narrow aspects of the guidance issued in ASU 2016-02 providing an additional (and optional) alternative transition method to adopt the new leases standard. Under this transition method, an entity initially applies ASC 842 at the adoption date and recognizes a cumulative-effect adjustment to the opening balance of retained earnings in the period of adoption.

The Company has adopted ASC 842 effective January 1, 2019, with the election of the new optional transition method offered under ASU 2018-11 to apply the new lease standard at the adoption date without restating comparative figures. Therefore, the comparative information has not been restated and continues to be reported under previous GAAP. In transitioning to ASC 842, the Company has also elected to apply the practical expedient package which permits the Company to (i) not reassess whether expired or existing contracts are or contain leases, (ii) not reassess the lease classification between operating and finance leases for any expired or existing leases and (iii) not reassess initial direct costs for any existing leases.

The most significant impact is the increase in operating lease right-of-use assets and operating lease liabilities. A summary of the adjustments to the Company’s consolidated balance sheet as at adoption on January 1, 2019 were as follows:

	December 31, 2018	ASC 842 adjustment	January 1, 2019
Balance sheet

Accounts receivable, net of allowance	$455,232	$1,174	$456,406
Prepaid expenses and other current assets	62,474	(1,477)	60,997
Operating lease right-of-use assets	-	274,696	274,696
Accounts payable and accrued expenses	251,375	(6,177)	245,198
Operating lease liabilities (current)		59,831	59,831
Deferred rent	27,137	(27,137)	-
Operating lease liabilities (non-current)	-	247,876	247,876

Related balance sheet ratios were also impacted; however, covenant ratio calculations under the Company’s Revolving Credit Facility and Senior Notes were not impacted, as the underlying debt agreements contain provisions that nullify the impact of changes in accounting standards. See notes 2 and 8s for further details on leases.

Hedging activities

In August 2017, the FASB issued ASU No. 2017-12, Derivatives and Hedging (Topic 815): Targeted Improvements to Accounting for Hedging Activities, which increases the scope of hedge accounting for both financial and nonfinancial strategies. The Company adopted the new standard effective January 1, 2019 with no material impact on the Financial Statements. The Company’s interest rate swaps are accounted for as cash flow hedges, are deemed to be effective as hedges and are reported in other comprehensive income.

Tax effects from Accumulated Other Comprehensive Income

In February 2018, the FASB issued ASU No. 2018-02, Income Statement – Reporting Comprehensive Income (Topic 220): Reclassification of Certain Tax Effects from Accumulated Other Comprehensive Income. This ASU provides an option to reclassify stranded tax effects within accumulated other comprehensive income to retained earnings in each period in which the effect of the change in the US federal corporate income tax rate (or portion thereof) is recorded. The Company adopted the new standard effective January 1, 2019 with no material impact on the Financial Statements.

Recently issued accounting guidance, not yet adopted

In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments – Credit Losses. This ASU creates a new framework to evaluate financial instruments, such as trade receivables, for expected credit losses. This new framework replaces the existing incurred loss approach and is expected to result in more timely recognition of credit losses. The standard is effective for annual and interim periods beginning after December 15, 2019. The Company has identified the financial assets within the scope of this ASU. Although the adoption is not expected to have a material impact on the financial statements, it is expected to impact the Company’s methodology of reserving for Accounts receivable and other receivable-related financial assets, including contract assets.

In January 2017, the FASB issued ASU No. 2017-04, Intangibles – Goodwill and Other: Simplifying the Accounting for Goodwill Impairment to remove Step 2 of the goodwill impairment test, which requires a hypothetical purchase price allocation. Under this guidance, a goodwill impairment will now be the amount by which a reporting unit’s carrying value exceeds its fair value, not to exceed the carrying amount of goodwill. The standard is effective for annual and interim periods beginning after December 15, 2019. The Company will adopt the ASU for the year beginning January 1, 2020. Adoption of the ASU will simplify the goodwill impairment testing process for the Company.

In August 2018, the FASB issued ASU No. 2018-15, Intangibles – Goodwill and Other – Internal-Use Software (Subtopic 350-40). This ASU aligns the capitalizing of implementation costs incurred in relation to a hosting arrangement with the requirements for capitalizing implementation costs incurred to develop or obtain internal-use software. It also requires these capitalized costs to be expensed over the term of the hosting arrangement and to the same line as the hosting arrangement. The standard is effective for annual and interim periods beginning after December 15, 2019 but where early adoption is permitted. As this ASU clarifies the previously existing ambiguity related to capitalization, it was determined that the guidance under the ASU is consistent with the Company’s existing capitalization process for development costs as relate to hosting arrangements and will not have any impact on the financial statements.